350 EAST LAS OLAS BOULEVARD LAS OLAS CENTRE II, SUITE 1150 P.O. BOX 30310 FORT LAUDERDALE, FL 33303-0310 954.759.2760 DIRECT 954.462.4150 MAIN 954.462.4260 FAX cgage@ralaw.com www.ralaw.com

December 29, 2011

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-3628

Attention:	Justin Dobbie
Legal Branch Chief

Re:	Brick Top Productions, Inc. Registration Statement on Form S-1 Filed August 5, 2011 File No. 333-176093

Dear Mr. Dobbie:

The purpose of this letter is to provide the Company’s responses to the August 29, 2011 Comment Letter (the “Comment Letter”) to Alexander Bafer, Chief Executive Officer of Brick Top Productions, Inc. (the “Company”, “we”, “our” or “us”).  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s response.

Registration Statement Cover Page

COMMENT 1.

The registration fee cannot be calculated in accordance with Rule 457(c) as there is no market for the common stock. Please revise to refer to the appropriate rule.

Response:

We have revised the Registration Statement Cover Page to state that the registration fee has been calculated in accordance with Rule 457(o).

COMMENT 2.

We note that you have calculated the registration fee based upon a proposed maximum offering price per share of $1.00. Please tell us why you believe $1.00 per share constitutes a bona estimate of the maximum offering price given that certain of the selling shareholders purchased their shares for $1.00 per share.

Response:

We have calculated the registration fee based upon the proposed maximum offering price per share of $1.00 based on management’s determination of the value of the enterprise.  Pursuant to Rule 457(o), if the maximum aggregate offering price increases prior to the effective date of the registrations statement, a pre-effective amendment will be filed to increase the maximum dollar value being registered and the additional filing fee shall be paid.

Prospectus Cover Page

COMMENT 3.

Please identify the page number on which the Risk Factors section begins.

Response:

We have revised the Prospectus Cover Page to include a disclosure of the page number on which the Risk Factors section begins.

NEW YORK	CLEVELAND	TOLEDO	AKRON	COLUMBUS	CINCINNATI
WASHINGTON, D.C	TALLAHASSEE	ORLANDO	FORT MYERS	NAPLES	FORT LAUDERDALE

United States Securities and Exchange Commission

Justin Dobbie

December 29, 2011

About This Prospectus, page 1

COMMENT 4.

Refer to the third sentence of the first paragraph of this section. Please remove this statement or explain your basis for inclusion.

Response:

We have deleted the third sentence of the first paragraph of the section titled About This Prospectus.

Cautionary Note Regarding Forward-Looking Statements, page 1

COMMENT 5.

As this is your initial public offering, the Private Securities Litigation Reform Act does not apply to you. As such, please remove references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Response:

We have deleted references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Prospectus Summary, page 1

COMMENT 6.

Please disclose the aggregate market price of your common stock based on the proposed offering price and disclose the balance of total stockholders' equity at your most recent balance sheet date.

Response:

We have revised the section The Offering under the section Prospectus Summary to disclose the aggregate market price of our common stock based on the proposed offering price and have disclosed the balance of total stockholders’ equity at our most recent balance sheet date.

Our Company, page 1

COMMENT 7.

Please revise to state your net losses for the most recently completed fiscal years (audited) and interim stub.

Response:

We have revised the section Our Company to state our net losses for the most recently completed fiscal years (audited) and interim stub.

Corporate History, page 2

COMMENT 8.

See the first paragraph. Please reconcile this disclosure with that in the audited financial statements that you were incorporated under the name York Entertainment, Inc.

Response:

We have revised the first paragraph in the section Corporate History to state that we were incorporated under the name York Entertainment, Inc.

Background, page 2

COMMENT 9.

See the first paragraph. Please reconcile the issuance of 6,260,000 shares of common stock for proceeds of $626,000 in February 2009 with that in Note 6 to the audited financial statements that from February through December 2009, you sold 6,250,000 shares for $625,000. We note that in addition, you sold 10,000 common shares at $1.00 per share in December 2009 for total proceeds of $10,000. Please ensure consistency of all amounts and disclosures throughout the filing.

Response:

We have reconciled the foregoing stock issuances in the section Background and the included financial statements.

United States Securities and Exchange Commission

Justin Dobbie

December 29, 2011

Summary of Consolidated Financial Information, page 3

COMMENT 10.

We note that the amounts shown for total liabilities and stockholders' equity for the periods disclosed do not agree with the respective amounts shown in the audited and unaudited interim financial statements that are included in the filing. Please revise to ensure consistency of amounts. In addition, please revise the net loss amount for the year ended December 31, 2010 to instead represent the amount of consolidated Net loss before non-controlling interest of $(160,504).

Response:

We have revised the section Summary of Consolidated Financial Information to properly disclose the amount of total liabilities and stockholder’s equity, and to revise the net loss amount for the year ended December 31, 2010 as requested.

Risk Factors, page 3

COMMENT 11.

Because your two employees are your sole directors, they will determine their compensation, and there may not be funds available for net income. Please add a risk factor for this risk or tell us why it is not necessary.

Response:

We have added a risk factor disclosing that our sole employee is also our sole director, that he will set his own compensation, and that there may not be net income as a result thereof.

COMMENT 12.

Please add a risk factor addressing the fact that that neither of your employees has significant experience in the entertainment industry and that you have relied on the services of others in this regard.

Response:

We have added a risk factor disclosing that our sole employee does not have significant experience in the entertainment industry and that we have relied on the services of others in that regard.

We need additional capital to develop our business, page 3

COMMENT 13.

Please revise the last sentence of the first paragraph to delete the phrase "[o]ur expenses are at a minimum" and please briefly quantify and describe your expenses.

Response:

We have revised the last sentence of the first paragraph to delete the phrase “at a minimum” and have briefly quantified and described our expenses.

We intend to become subject to the periodic reporting requirements, page 4

COMMENT 14.

We note your statement that "[t]he costs charged by these professionals for such services cannot be accurately predicted at this time." Please revise to provide an estimation of these costs so that investors can better understand this risk.

Response:

We have revised the above referenced risk factor to include a range of the cost of the services of accounting and legal professionals related to maintaining compliance with the required filings as a 34 Act reporting company.

Shareholders may be diluted significantly, page 5

COMMENT 15.

Please revise to disclose the total number of shares authorized for issuance.

Response:

We have revised the above reference risk factor to disclose the total number of shares we are authorized to issue.

United States Securities and Exchange Commission

Justin Dobbie

December 29, 2011

Our Articles of Incorporation provide for indemnification, page 6

COMMENT 16.

Please revise the body of this risk factor to discuss the indemnifications for liabilities other than those related to the federal securities laws, such as liabilities under state laws.

Response:

We have revised the above referenced risk factor to discuss the indemnifications for liabilities other than those related to the federal securities laws.

Any trading market that may develop may be restricted by virtue of state securities "Blue Sky" laws, page 7

COMMENT 17.

Please revise to disclose the states in which you anticipate your shares will be able to be resold.

Response:

At this point we do not have any additional information to disclose regarding the states in which we anticipate our shares will be able to be resold.  To the extent we obtain additional information during the review process we will include it in a future amendment to the registration statement.

COMMENT 18.

We note the cross reference in the last sentence, but we are unable to locate this section. Please advise.

Response:

We have corrected the cross reference in the last sentence of the above referenced risk factor to read “Plan of Distribution.”

Determination of Offering Price, page 9

COMMENT 19.

Please reconcile the statements in this section with your statement on the outside cover page of the prospectus that "[t]he sales price to the public is fixed at $1.00 per share until such time as the shares of our common stock are traded on the Over-The-Counter Bulletin Board."

Response:

We have revised statements in the section Determination of Offering Price and the statements on the outside cover page of the prospectus so that they reconcile.

Plan of Distribution, page 11

COMMENT 20.

Please revise the third to last paragraph of this section to clearly state to investors that the selling stockholders may be deemed to be underwriters.

Response:

We have revised the third to last paragraph of this section to clearly state to investors that the selling stockholders may be deemed to be underwriters.

Description of Business, page 12

COMMENT 21.

Please revise to provide investors with a plan of operation with details regarding the realistic timelines, costs, and need for additional financing related to each of your stated goals, such as acquiring the rights to screenplays, financing major feature films, "pre-selling exclusive distribution rights to individual overseas territories," "filming of an ongoing daily series of 5-10 minute short shows that would be disseminated through an application downloaded to smart phones," and selling the rights to The Doorman. Additionally please clarify what concrete steps you have already taken towards each goal. Please also state when you expect to generate revenue. Include a brief summary of your budget and timeframe in the Prospectus Summary.

Response:

We have revised the section Description of Business to describe in more detail our business plan.

United States Securities and Exchange Commission

Justin Dobbie

December 29, 2011

Introduction, page 12

COMMENT 22.

You state here that you were organized for the purpose of "financing the production and distribution" of television series and feature films. On page 1, however, you state that you are engaged in the business of "financing, producing and distributing" feature films and television series. Please reconcile this inconsistency and revise to clarify whether your business is primarily financing or if you also intend to produce and distribute. To the extent your business is financing, please explain how you intend to implement your business plan given your limited financial resources and access to capital.

Response:

We have revised the Introduction section and Page 1 of the filing to state that we are in the business of financing, producing, and distributing feature films and television series.

COMMENT 23.

Please revise the first sentence of the second paragraph to clarify the number of screenplays for which you have acquired rights other than The Doorman. Additionally please advise us whether these rights are separate from the expired April 4, 2010 option agreement. Please also include a brief description of the screenplays you have acquired and what actions you have taken since their acquisition.

Response:

We have revised the Introduction section to clarify that we presently have acquired the rights to only The Doorman.

COMMENT 24.

You state in the first paragraph that one of your purposes is distribution. Please clarify what this means, whether it means selling distribution rights to a third party or otherwise.

Response:

We have clarified throughout the Introduction section what is meant by “distributing”.

COMMENT 25.

Please refer to the first sentence in the third paragraph. Please clarify what you mean by "pursuing." Please indicate what specific steps you have already taken. Additionally please state whether you have executed any binding agreement.

Response:

We have revised the Introduction section to more clearly state that we are negotiating to acquire the rights to the film The Search For One-eye Jimmy with the parties that have the rights to said film.

COMMENT 26.

Please remove reference to specific companies such as Facebook, Twitter, and Youtube unless you have an executed agreement currently in effect.

Response:

We have removed reference to specific companies such as Facebook, Twitter, and Youtube.

COMMENT 27.

Please describe the Option Agreement with Jonathan Christopher, LLC in your discussion of the development of your business. Also, to the extent either party has any continuing obligations under the agreement, please file the agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so.

Response:

We have revised the Introduction section to describe the Option Agreement.  Neither party has any continuing obligations under the agreement.

The Initial Project — "The Doorman," page 13

COMMENT 28.

Please define "show runner" for investors.

Response:

We have inserted a description of what a “show runner” is in the Introduction section.

United States Securities and Exchange Commission

Justin Dobbie

December 29, 2011

COMMENT 29.

Please discuss how you developed the television pilot. For example, please discuss your relationship with Nick Nick, Inc., how much you spent on the pilot and when it was completed.

Response:

We have revised the section The Initial Project – “The Doorman” to discuss the history of The Doorman and how we developed the pilot.

COMMENT 30.

Please file the Production Services Agreement with Nick Nick, Inc. as an exhibit to the registration statement or tell us why you believe you are not required to do so.

Response:

We have filed the Production Services Agreement as an exhibit.

Nicolas Turturro, page 13

COMMENT 31.

Please revise to remove marketing language such as "explosive growth," "prolific," "sparked a wonderful on and off screen chemistry," and "a favorite among younger viewers."

Response:

We have revised the section Nicolas Turturro to remove marketing type language.

COMMENT 32.

Please revise to remove references to projects, talent, producers or characters that you are not directly involved with and will not generate revenues for you.

Response:

We have removed most references to projects we’re not directly involved in (one remains, with respect to Mr. Turturro’s acting history) and all references to talent, producers or characters we are not directly involved in and that will not generate revenues for us.

COMMENT 33.

Please revise to explain the degree to which Mr. Turturro's future participation with the company is bound by any agreement other than his share ownership of York Productions, LLC. Additionally please revise to clarify his role in any projects or operations other than The Doorman.

Response:

We have revised the section Nicolas Turturro to explain that Mr. Turturro is not obligated to provide any further services to the Company.

Investment Structure, page 13

COMMENT 34.

See the second sentence of the second paragraph. Please reconcile this disclosure with that in the financial statements that you acquired your 60% interest in York Productions, LLC for $75,000.

Response:

We have deleted the second sentence in the second paragraph of the section Investment Structure.

COMMENT 35.

Please file the operating agreement of York Productions, LLC as an exhibit to the registration statement or tell us why you believe you are not required to do so.

Response:

We have filed the operating agreement of York Productions, LLC as an exhibit to the amended registration statement.

Management's Discussion and Analysis

Results of Operations for Year Ended December 31, 2010 compared to the Year Ended December 31, 2009, page 15

COMMENT 36.

Expand the table of operating expenses to also include the significant expense of compensation. Please expand the narrative to explain the reasons for the specific reasons for the decrease in compensation and bad debts in fiscal year 2010 as compared to fiscal year 2009. Your response should also discuss the nature of the bad debts of $99,000 and the origination of the related receivables, as we note you have not generated any revenues since inception.

United States Securities and Exchange Commission

Justin Dobbie

December 29, 2011

Response:

We expanded the table of operating expenses to also include the significant expense of compensation, expanded the narrative to explain the reasons for the decrease in compensation and bad debts in fiscal year 2010 as compared to fiscal year 2009, and discussed the nature of the bad debts of $99,000 and the origination of the related receivables.

Liquidity and Capital Resources, page 16

COMMENT 37.

Please update this table for the six months ended June 30, 2011 and 2010, along with including financial data for the year ended December 31, 2010 and 2009. In addition, the amount of net loss and cumulative net loss should represent the consolidated amounts, rather than the net loss attributable to you after the non- controlling interests. We will not object if you also elect to disclose the net loss attributable to you after non-controlling interests. Also expand the last paragraph to disclose, if true, that you currently do not have any third party financing available in the form of loans, advances, or commitments. Disclose whether or not your officers or any shareholders have made written or oral agreements to provide you with financing.

Response:

We have updated the referenced table for the nine months ended September 30, 2011 and 2010, and have included financial data for the year ended December 31, 2010 and 2009. In addition, we have revised the amount of net loss and cumulative net loss to represent the consolidated amounts, rather than the net loss attributable to us after the non-controlling interests. Also we have expanded the last paragraph to disclose that we currently do not have any third party financing available in the form of loans, advances, or commitments, and to disclose that our sole officer and shareholders have made no written or oral agreements to provide us with financing.

Directors, Executive Officers, Promoters and Control Persons, Page 17

COMMENT 38.

Please revise to clarify the business experience of each director for the past five years.

Response:

We have revised the section Directors, Executive Officers, Promoters and Control Persons to clarify the business experience of our sole director for the past five years.

COMMENT 39.

Please revise the second sentence of Mr. Leone's background discussion to state the name of his employer during that period.

Response:

Mr. Leone has resigned all positions held with the Company, and reference to him has been removed, as appropriate, from the amended registration statement.

Employment Agreements, page 18

COMMENT 40.

Please disclose the amount of compensation, including base salary and bonus, you have paid to each of your named executive officers to date in 2011. Please also revise your disclosure in the "Liquidity and Capital Resources" section on page 16 to address how you intend to meet your obligations under these employment agreements given your current financial condition and access to capital.

Response:

We have revised the section Employment Agreements to disclose the amount of compensation, including base salary and bonus, we have paid to, and accrued for, our sole named executive officer to date in 2011.  We have revised our disclosure in the section Liquidity and Capital Resources to clarify how we intend to meet our obligations given our current financial condition.

United States Securities and Exchange Commission

Justin Dobbie

December 29, 2011

Certain Relationships and Related Transactions, page 19

COMMENT 41.

Please include disclosure regarding the note payable of $56,000 to your executive officers as required by Item 404(a) of Regulation S-K.

Response:

We have included disclosure regarding the $56,000 note payable in the section Certain Relationships and Related Transactions, as required by Item 404(a) of Regulation S-k.

Financial Statements

Interim Period Ended March 31, 2011  General

COMMENT 42.

The following comments, although related to the March 31, 2011 interim financial statements, should be reflected, where applicable in the June 30, 2011 interim financial statements to be included in the amended Registration Statement on Form S-1.

Response:

The amended Registration Statement contains September 30, 2011 interim financial statements, which interim financial statements reflect the comments and responses set forth below.

Notes to Interim Financial Statements

COMMENT 43.

Please include footnote disclosure that all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading, have been made. See Instruction 2 to Rule 8-03 of Regulation S-X.

Response:

We have included footnote disclosure that all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading, have been made.

Note 3. Significant Accounting Policies, page F-6 Development Stage Company

COMMENT 44.

For greater clarity, please revise the first sentence to clarify the section is 915-10-20 rather than 810-10-20 of the FASB Accounting Standards Codification. This comment is also applicable to Note 3 to the audited financial statements.

Response:

We have revised the first sentence of each Note 3 to clarify the section is 915-10-20 rather than 810-10-20 of the FASB Accounting Standards Codification.

Note 4. Capitalized Pilot Costs, page F-8

COMMENT 45.

In the second paragraph, please revise the accounting literature reference to be FASB Codification Topic 926-20-35 rather than SOP 00-2. Please also reconcile the contributed $75,000 in capital to Nick Nick, Inc. with the $85,000 amount shown in Note 6, Related Party Transactions, on page F-9. Further, disclose the total capitalized costs reflected on your balance sheet that is attributable to your television pilot, The Doorman, and costs attributable to other screenplays or film rights acquired. Describe the completion or production status of your projects or acquired screenplays and rights. This comment is also applicable to Note 5 to the audited financial statements.

Response:

We have (i) in the second paragraph, revised the accounting literature reference to be FASB Codification Topic 926-20-35 rather than SOP 00-2;  and (ii) reconciled the figure for capital contributed to Nick Nick, Inc. from $75,000 to $85,000, which ties with the amount shown in Note 6, Related Party Transactions.  We have disclosed in the footnotes that the total capitalized costs reflected in our balance sheet are attributable solely to our television pilot, The Doorman, and that the production of said television pilot is complete.

United States Securities and Exchange Commission

Justin Dobbie

December 29, 2011

Note 5. Stockholders' Equity (Deficit), page F-9

COMMENT 46.

For the issuances of the 6,260,000 and 208,500 common share transactions, please expand or clarify the description of each to disclose that transaction costs were $15,240 and $35,029 for net proceeds of $609,760 and $173,471, respectively. This comment is also applicable to Note 6 to the audited financial statements. In addition, please clarify on page F-9 whether 6,250,000 rather than 6,260,000 common shares were issued.

Response:

We have revised and expanded the description in the appropriate footnotes to clarify the transaction costs and net proceeds for the 6,260,000 and 208,500 common share issuance transactions.   Further, we have changed the figure 6,260,000 to 6,250,000, which was a typo.

Note 6. Related Party Transactions, page F-9

COMMENT 47.

Please expand the discussion of the production services agreement with Nick Nick, Inc. to explain if York Productions, LLC has contracted the production of the television series pilot, The Doorman, to Nick Nick, Inc. It is unclear as to your relationship with Nick Nick, Inc. and how you are accounting for the capital contributed to Nick Nick, Inc. in your financial statements. Please explain if these costs represent an equity investment in Nick Nick, Inc. or subcontracting costs incurred by you to produce The Doorman. Please advise in detail. This comment is also applicable to Note 7 to the audited financial statements. We may have further comment after review of your response.

Response:

We have expanded our disclosure under Note 6 to clarify that York Productions, LLC contracted the production of the television series pilot, The Doorman, to Nick Nick, Inc.  The $85,000 paid to Nick Nick, Inc., represented the fee for the production services rendered, and thus was not an equity investment.

Audited Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-10

COMMENT 48.

In the explanatory paragraph of going concern, please revise the reference to be Note 2 rather than Note 3.

Response:

We have revised the footnotes to the Audited Financial Statements for the Year Ended December 31, 2010.  In said revised footnotes, the reference to Note 3 is correct.

Consolidated Statements of Operations, page F-12

COMMENT 49.

Please delete the amount of net loss per share and weighted average number of common shares from the cumulative column labeled, For the Period from February 20, 2009, (Inception) Through December 31, 2010. The cumulative net loss per share data is not meaningful and should be deleted. Our comment applies to the cumulative column for the period from inception through March 31, 2011 as well.

Response:

We have deleted the amount of net loss per share and weighted average number of common shares from the cumulative column labeled, For the Period from February 20, 2009, (Inception) Through December 31, 2010, and also from the related column in our included interim financial statements.

United States Securities and Exchange Commission

Justin Dobbie

December 29, 2011

Note 4. Option Agreement, page F-17

COMMENT 50.

In the first sentence, please clarify whether the option agreement was dated in April 2009 rather than April 2010, as we note you recorded a $90,000 deposit receivable as of December 31, 2009 in your balance sheet, which we assume pertains to the option agreement. If not, please advise. Please tell us if the $99,000 bad debts expense recorded in the December 31, 2009 financial statements is related to this deposit receivable, and if not, please explain the nature of the bad debts amount. Also, please supplementally tell us how and when you recorded (i) the $189,000 initial payment for the option agreement, (ii) the refunded amount of $99,000 from Mr. Christopher, and (iii) the write-off down to bad debts expense of the uncollected $90,000. Please provide us with the dates and journal entries in your response.

Response:

We have revised the first sentence to state that the option agreement was dated April 2009.

We have revised the footnote further to properly reflect that Jonathan Christopher, LLC repaid $90,000 of the $189,000 advanced, leaving an outstanding balance of $99,000, which outstanding balance was recorded as bad debt in 2009.

The journal entries associated with the foregoing are as follows:

April 2009	Dr Capitalized Pilot Costs	$189,000
	Cr Cash	$189,000

	To record payment for the option

December 31, 2009	Dr Deposit Receivable	$90,000
	Dr Bad Debt Expense	$189,000
	Cr Capitalized Pilot Costs	$189,000

	To give effect to the non-exercise of the option and the recognition of the non-receipt of a full refund in 2010

July 2010	Cash	$90,000
	Cr Deposit Receivable	$90,000

	To give effect to the receipt of a partial refund

Age of Financial Statements

COMMENT 51.

Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the Registration Statement on Form S-1 should be updated to include interim unaudited financial statements for the six months ended June 30, 2011 and 2010. Further, MD&A and other financial information in the filing should be updated for the applicable interim period.

Response:

We have updated the amended Registration Statement on Form S-1 to include interim unaudited financial statements for the nine months ended September 30, 2011 and 2010.  We have also updated the MD&A and other financial information for said interim period.

United States Securities and Exchange Commission

Justin Dobbie

December 29, 2011

Accountants' Consent

COMMENT 52.

Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:

We have included a currently dated accountants’ consent in the amended Registration Statement on Form S-1.

COMMENT 53.

Please revise the first sentence to also reflect "We consent to the inclusion...and the related consolidated statements of operations, stockholders' equity and cash flows...."

Response:

We have revised the first sentence to reflect “We consent to the inclusion . . . and the related consolidated statements of operations, stockholders’ equity and cash flows . . . .”

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

Clint J. Gage

CJG/dcb

cc:

Alex Bafer, CEO, Brick Top Productions, Inc.